EXHIBIT 10.6

SUBORDINATION AGREEMENT

This SUBORDINATION AGREEMENT (this "Agreement"), dated as of October 1, 2012, is by and between:

GENERAL FINANCE CORPORATION, a Delaware corporation ("Subordinated Creditor"); and

WELLS FARGO BANK, NATIONAL ASSOCIATION (together with its participants, successors and assigns, "Senior Lender").

W I T N E S S E T H:

A.	Senior Lender and **SOUTHERN FRAC, LLC,** a Texas limited liability company (the "Borrower"), are parties to that certain Credit and Security Agreement, dated October 1, 2012 (as the same may be amended, modified, supplemented, increased or restated from time to time, the "Credit Agreement").

B.	Subordinated Creditor and **GFN MANUFACTURING CORPORATION**, a Delaware corporation ("GFN Mfg," and together with Subordinated Creditor, each, a "Guarantor," and together, the "Guarantors", and the Guarantors, together with the Borrower, each, a "Loan Party" and, collectively, the "Loan Parties") have guaranteed the obligations of the Borrower under the Credit Agreement. Capitalized terms used, and not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Credit Agreement.

C.	In order to induce Senior Lender to make, or continue to make, financial accommodations to Borrower provided for in the Credit Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Subordinated Creditor hereby agrees with Senior Lender that, so long as any Senior Indebtedness (as hereinafter defined) is outstanding or committed to be advanced by Senior Lender, each such party will comply with such of the following provisions as are applicable to it.

1.	**Certain Definitions.**

1.1	**Insolvency Proceeding.** The term "Insolvency Proceeding" shall mean any voluntary or involuntary dissolution, winding-up, total or partial liquidation, reorganization or bankruptcy, insolvency, receivership or other statutory or common law proceedings or arrangements involving any Loan Party, or the readjustment of the liabilities of any Loan Party or any assignment for the benefit of creditors or any marshalling of the assets or liabilities of any Loan Party.

1.2	**Senior Indebtedness.** The term "Senior Indebtedness" shall mean any and all loans, advances, extensions of credit to, and all other indebtedness, obligations and liabilities, now existing or hereafter arising, direct or contingent, of any Loan Party now or hereafter owing to Senior Lender, outstanding from time to time, whether pursuant to the Credit Agreement or otherwise (including, without limitation, any and all of any Loan Party's obligations and liabilities under any Rate Hedge Agreement (as defined in the Credit Agreement), derivative, foreign exchange, deposit, treasury management, or similar transaction or arrangement however described or defined) and including any and all indebtedness to Senior Lender in respect of any and all future loans or advances or extensions of credit made to any Loan Party by Senior Lender, prior to, during or following any proceeding in respect of any Insolvency Proceeding, together with interest thereon and all fees, expenses and other amounts (including costs of collection and reasonable attorneys' fees) at any time owing to Senior Lender, whether arising in connection with the Credit Agreement or such other indebtedness (regardless of the extent to which the

Credit Agreement or such other indebtedness is enforceable against such Loan Party and regardless of the extent to which such amounts are allowed as claims against such Loan Party in any Insolvency Proceeding, and including any interest thereon accruing after the commencement of any Insolvency Proceeding and any other interest that would have accrued thereon but for the commencement of such Insolvency Proceeding) and all advances made for the preservation, maintenance, insurance or protection of any collateral securing any of the foregoing, and all refinancings of the foregoing, and all guaranties of the foregoing. All Senior Indebtedness shall be entitled to the benefits of this Agreement without notice thereof being given to Subordinated Creditor.

For the purposes hereof, the term "Senior Lender" shall mean the Senior Lender named in the preamble to this Agreement, its successors and assigns, and any and all assignees or holders of Senior Indebtedness.

1.3   Subordinated Indebtedness. The term "Subordinated Indebtedness" shall mean that certain Subordinated Promissory Note, dated as of October 1, 2012, in the original principal amount of $1,000,000, executed by Borrower, and payable to the order of Subordinated Creditor (the "Subordinated Note").

For the purposes hereof, the term "Subordinated Creditor" shall mean the Subordinated Creditor named in the preamble to this Agreement, its successors and assigns, and any and all assignees or holders of Subordinated Indebtedness.

2.   Terms of Subordination.

2.1   No Transfer. Subordinated Creditor shall not sell or otherwise dispose of any of the Subordinated Indebtedness except to a person who agrees in advance in writing, pursuant to an agreement in this form or other form reasonably acceptable to Senior Lender, to become a party hereto.

2.2   Payment and Liens Subordinated.

(a)   Anything in the instruments or agreements evidencing Subordinated Indebtedness to the contrary notwithstanding, the payment of the Subordinated Indebtedness is and shall be expressly subordinate and junior in right of payment and exercise of remedies to the prior, indefeasible payment in full in cash of the Senior Indebtedness to the extent and in the manner provided herein, and the Subordinated Indebtedness is hereby subordinated as a claim against any Loan Party or any of the assets of, or ownership interests in, any Loan Party whether such claim be (i) in the event of any distribution of the assets of a Loan Party upon any Insolvency Proceeding, or (ii) other than in connection with an Insolvency Proceeding, to the prior indefeasible payment in full in cash of the Senior Indebtedness. IN FURTHERANCE OF THE FOREGOING, EXCEPT AS OTHERWISE PROVIDED IN **SECTION 2.7** BELOW, NO LOAN PARTY SHALL MAKE, AND NO HOLDER OF SUBORDINATED INDEBTEDNESS WILL DEMAND, ACCEPT OR RECEIVE, ANY PAYMENT OF SUBORDINATED INDEBTEDNESS UNTIL ALL THE SENIOR INDEBTEDNESS HAS BEEN INDEFEASIBLY PAID IN FULL IN CASH. In the event that all or any part of any payment of the Senior Indebtedness is rescinded or recovered directly or indirectly from Senior Lender as a preference, fraudulent transfer or otherwise (whether by demand, settlement, litigation or otherwise), such rescinded or recovered payments shall constitute Senior Indebtedness for all purposes hereunder and the obligations of Subordinated Creditor hereunder shall continue and remain in full force and effect or be reinstated, as the case may be. Subject to **Section 2.7** below, Subordinated Creditor hereby subordinates and makes junior all rights, remedies, terms and covenants of the Subordinated Promissory Note to (i) the Senior Indebtedness, (ii) the liens and security interests created by the Credit Agreement and the other Loan Documents (as defined in the Credit Agreement) securing payment of the Senior Indebtedness, (iii) all guaranties created by such Loan Documents, and (iv) all of the terms, covenants, conditions, rights and remedies contained in such Loan Documents. No amendments or modifications to the Loan Documents shall affect the subordination set forth herein. The Subordinated Promissory Note shall be subject and subordinate to each and every document and instrument included within the Loan Documents and all extensions, modifications, consolidations, supplements, amendments, replacements and restatements of and/or to the Loan Documents. In furtherance thereof, Subordinated Creditor hereby acknowledges and agrees that notwithstanding the relative times and method of attachment or perfection thereof (or any failure to perfect) or the order of filing of any financing statement, mortgage, deed of trust or other perfection document, or anything in the Subordinated Promissory Note, or this Agreement to the contrary, Senior Lender's interest in the Collateral to the extent of the Senior Indebtedness shall, in all respects, be first and senior security interests and liens, superior to any security interests and liens granted or to be granted to Subordinated Creditor in assets of, or ownership interests in, any Loan Party, it being the express intention of the parties that, notwithstanding anything in this Agreement to the contrary, all liens and security interests granted to Senior Lender from time to time shall be prior and superior to any liens or security interests granted to Subordinated Creditor. Furthermore, Subordinated Creditor will not in any manner interfere with the security interests in and liens on all or any portion of the Collateral in favor of Senior Lender, unless and until Senior Lender advises Subordinated Creditor that the Loan Parties have indefeasibly satisfied in full in cash the Senior Indebtedness and that Senior Lender has terminated its security interests in and liens on the Collateral (as defined in the Credit Agreement). Senior Lender shall use best efforts to notify Subordinated Creditor of the indefeasible payment in full, in cash, of the Senior Indebtedness.

(b)   In foreclosing on Senior Lender's security interests and liens in the Collateral, so long as Senior Lender proceeds in a commercially reasonable manner, Senior Lender may proceed to foreclose on its security interests and liens in any manner which Senior Lender, in its sole discretion, chooses, even though a higher price might have been realized if Senior Lender had proceeded to foreclose on its security interests and liens in another manner. The priorities of the liens provided in this **Section 2.2** shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, restatement, replacement or refinancing of the Senior Indebtedness or the Subordinated Indebtedness, nor by any action or inaction which Senior Lender may take or fail to take in respect of the Collateral.

(c)   Without limiting any of the rights (including any of the foreclosure rights) of Senior Lender under the Credit Agreement or the Loan Documents or any documents delivered to secure the obligations of any Loan Party to Senior Lender in connection therewith or under the provisions of any applicable law, and without placing any obligation on the part of Senior Lender to follow any of the following provisions in order to retain its priority status hereunder, in the event that Senior Lender releases or discharges its security interests in, or liens upon, any Collateral which is subject to a lien or security interest in favor of Subordinated Creditor, such Collateral shall thereupon be deemed to have been released from all such liens and security interests in favor of Subordinated Creditor, provided that Senior Lender believes in good faith that any such released or discharged Collateral is being sold or transferred either (i) in the ordinary course of a Loan Party's business consistent with the terms and conditions of the Credit Agreement or other applicable Loan Document, or (ii) following the occurrence and during the continuation of an Event of Default under the Senior Indebtedness for consideration believed by Senior Lender to be reasonably equivalent to the fair value of such Collateral, under circumstances in which the net proceeds of any such sale are applied to the payment of the Senior Indebtedness and the Subordinated Indebtedness in the order of priority provided in this Agreement. Subordinated Creditor agrees that within three (3) days following Senior Lender's written request therefor, it will execute, deliver and file any and all such termination statements, lien releases and other agreements and instruments as Senior Lender reasonably deems necessary or appropriate in order to give effect to the preceding sentence. Subordinated Creditor hereby irrevocably appoints Senior Lender the true and lawful attorney of Subordinated Creditor for the purpose of effecting any such executions, deliveries and filings.

2.3 **Distributions in Insolvency Proceeding.** Subject to **Section 2.7** below, in the event of any Insolvency Proceeding relative to any Loan Party or such Person's property, all of the Senior Indebtedness owed by such Loan Party shall first be indefeasibly paid in full in cash before any payment on account of principal, premium or interest or otherwise is made upon or in respect of the Subordinated Indebtedness, and in any such proceedings any payment or distribution of any kind or character, whether in cash or property or securities which may be payable or deliverable in respect of the Subordinated Indebtedness shall be paid or delivered directly to Senior Lender for application in payment of the Senior Indebtedness, unless and until all such Senior Indebtedness shall have been indefeasibly paid and satisfied in full in cash. Subject to **Section 2.7** below, in the event that, notwithstanding the foregoing, upon any such Insolvency Proceeding, any payment or distribution of assets of any Loan Party of any kind or character, whether in cash, property or securities, shall be received by the holder of the Subordinated Indebtedness before all Senior Indebtedness is indefeasibly paid in full in cash, such payment or distribution shall be immediately paid over to the holder of the Senior Indebtedness, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been indefeasibly paid in full in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

2.4 **Attorneys-in-Fact, Proof and Voting of Claims.**

(a) Attorneys-in-Fact. Subordinated Creditor, for itself and its successors and assigns, hereby irrevocably authorizes and directs Senior Lender, on Subordinated Creditor's behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in this Agreement and irrevocably appoints, which appointment is coupled with an interest, upon any Event of Default under the Credit Agreement and during the continuation thereof or any failure to comply with the terms of this Agreement, Senior Lender its attorney-in-fact for such purpose with full powers of substitution and revocation.

(b) Proof and Vote of Claims. Subordinated Creditor hereby irrevocably appoints, which appointment is irrevocable and coupled with an interest, Senior Lender as such Subordinated Creditor's true and lawful attorney, with full power of substitution, in the name of such Subordinated Creditor, Senior Lender or otherwise, for the sole use and benefit of Senior Lender, to the extent permitted by law, to prove and vote all claims relating to the Subordinated Indebtedness, either in the name of Senior Lender or in the name of Subordinated Creditor, by proof of debt, proof of claim, suit or otherwise, to collect any assets of each Loan Party and to receive and collect all distributions, securities, property and payments to which such Subordinated Creditor would be otherwise entitled on any liquidation of such Loan Party or any of its property or in any proceeding affecting such Loan Party or its property under any bankruptcy or insolvency laws or any laws or proceedings relating to the relief of such Loan Party, readjustment, composition or extension of indebtedness or reorganization, provided, however, that if Senior Lender shall not have made and presented a proof of claim in connection with the Subordinated Indebtedness (or any portion thereof) on or before two (2) calendar days prior to the bar date for the filing of such proof of claim, then Subordinated Creditor may make and present such proof of claim in any Insolvency Proceeding. In no event shall Senior Lender be liable to Subordinated Creditor for any failure to prove the Subordinated Indebtedness, to exercise any right with respect thereto or to collect any sums payable thereon.

(c) No Interference. In addition, Subordinated Creditor agrees that to the extent such Subordinated Creditor holds any Subordinated Indebtedness at the relevant time, it will not take any action as the holder of any such Subordinated Indebtedness that will impede, interfere with or restrict or restrain the exercise by Senior Lender of rights and remedies under the Loan Documents and, upon the commencement of any Insolvency Proceeding, will take such commercially reasonable actions as the holder of any such Subordinated Indebtedness as may be reasonably necessary or appropriate to effectuate the subordination provided hereby. In furtherance thereof, such Subordinated Creditor, in its capacity as a holder of Subordinated Indebtedness, hereby agrees not to (i) object to the amount of the Senior Indebtedness allowed or permitted to be asserted under the Bankruptcy Code or the extent to which the Senior Indebtedness is deemed a secured claim, (ii) oppose or object to any motion filed or supported by Senior Lender for relief from stay or for adequate protection in respect of the Senior Indebtedness or (iii) oppose or object to any motions supported by Senior Lender for any Loan Party's use of cash collateral or post-petition borrowing from Senior Lender or any proposed sale of any Loan Party's assets pursuant to Section 363 of the Bankruptcy Code.

2.5   **Effect of Provisions.** The provisions hereof as to subordination are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the holders of the Subordinated Indebtedness on the other hand, and none of such provisions shall impair, as between any Loan Party and the holder of the Subordinated Indebtedness, the obligations of such Loan Party, which are unconditional and absolute, to pay to such holders all of the Subordinated Indebtedness in accordance with the terms thereof, nor, except as provided in **Section 2.7** and **Section 6** below, shall any such provisions prevent the holder of Subordinated Indebtedness from exercising all remedies otherwise permitted by applicable law or under the terms of such Subordinated Indebtedness upon a default thereunder, subject to the rights, if any, of the holders of Senior Indebtedness under the provisions of this Agreement.

2.6   **Subrogation, Etc.** Each holder of Subordinated Indebtedness hereby subordinates to the Senior Indebtedness all rights to be subrogated to the rights of the holders of the Senior Indebtedness in respect of payments or distributions of assets of, or ownership interests in, any Loan Party made on the Senior Indebtedness, until the indefeasible payment in full in cash of the Senior Indebtedness.

2.7   **Permitted Payments.** No Loan Party will make, and no holder of Subordinated Indebtedness will accept or receive or retain, any payment of Subordinated Indebtedness until all the Senior Indebtedness has been indefeasibly paid in full in cash; provided, however, that notwithstanding the foregoing, Borrower may make, and Subordinated Creditor may accept and retain, scheduled payments (but not prepayments) of interest required to be paid under the Subordinated Note, as and when due and payable to Subordinated Creditor, so long as (i) no Default or Event of Default has occurred and is continuing or would result from such payment, (ii) such payment is made after the first anniversary of the Closing Date, and (ii) Borrower has Excess Availability of at least $1,800,000 (including any amount retained in the Restricted Account) or $1,500,000 (after deposits in the Restricted Account have been released to Borrower) for each of the thirty (30) days immediately preceding the proposed payment and immediately after giving effect to such payment.

2.8   **No Exercise of Remedies by Subordinated Creditor.**

2.8.1   **Standstill.** Subject to **Section 2.7** above, until the indefeasible payment in full, in cash, of the Senior Indebtedness has occurred, whether or not any Insolvency Proceeding has been commenced by or against any Loan Party, Subordinated Creditor:

(a)   will not, directly or indirectly, exercise or seek to exercise any rights or remedies with respect to any Loan Party or any Collateral;

(b)   will not, directly or indirectly, contest, protest, or object to any exercise of rights and remedies by Senior Lender and has no right to direct Senior Lender to exercise any rights or remedies or take any other action under the Loan Documents; and

(c)   will not, directly or indirectly, object to (and waives any and all claims with respect to) the forbearance by Senior Lender from exercising any rights or remedies.

2.8.2   Exclusive Enforcement Rights. Until the indefeasible payment in full, in cash, of the Senior Indebtedness has occurred, whether or not any Insolvency Proceeding has been commenced by or against any Loan Party, Senior Lender shall have the exclusive right to exercise any rights and remedies with respect to the Collateral without any consultation with or the consent of Subordinated Creditor. In connection with any exercise of rights or remedies, Senior Lender may enforce the provisions of the Loan Documents and exercise remedies thereunder, all in such order and in such manner as Senior Lender may determine at its sole option. Such exercise and enforcement shall include the rights of an agent appointed by Senior Lender to dispose of Collateral, to incur expenses in connection with such disposition, and to exercise all the rights and remedies of a secured creditor under applicable law.

2.8.3   Retention of Proceeds. Subordinated Creditor shall not be permitted to retain any proceeds of Collateral in connection with any exercise of rights and remedies in any circumstance unless and until the Senior Indebtedness has been indefeasibly paid in full in cash.

2.8.4   Non-Interference. Subject to **Section 2.7** and **Section 2.8.1(a)** above, Subordinated Creditor hereby:

(a)   agrees that Subordinated Creditor will not, directly or indirectly, take any action that would restrain, hinder, limit, delay, or otherwise interfere with any exercise of rights and remedies by Senior Lender, or that is otherwise prohibited hereunder, including any disposition of all or any portion of the Collateral, whether by enforcement, foreclosure or otherwise;

(b)   waives any and all rights it may have as a junior lien creditor or otherwise, directly or indirectly, to object to the manner in which Senior Lender seeks to enforce or collect the Senior Indebtedness or the Liens securing the Senior Indebtedness granted in all or any portion of the Collateral, regardless of whether any action or failure to act by or on behalf of Senior Lender is adverse to the interest of Subordinated Creditor; and

(c)   acknowledges and agrees that no covenant, agreement or restriction contained in the Subordinated Promissory Note shall be deemed to restrict in any way the rights and remedies of Senior Lender with respect to the Collateral as set forth in this Agreement and the Loan Documents.

2.8.5   Unsecured Creditor Remedies. In the event that Subordinated Creditor becomes an execution creditor with a Lien or a judgment Lien creditor in respect of all or any portion of the Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Subordinated Indebtedness, such Lien shall be subject to the terms of this Agreement for all purposes to the same extent as the other Liens securing the Subordinated Indebtedness.

2.9   Agreements Relating to Collateral. Subordinated Creditor shall have no right to participate in the adjustment or settlement of any insurance losses or condemnation claims with respect to all or any portion of the Collateral unless and until the Senior Indebtedness has been indefeasibly paid in full in cash. Subordinated Creditor hereby agrees, upon the request and at the direction of Senior Lender, to endorse in favor of Senior Lender any and all checks payable to Subordinated Creditor which represent insurance and/or condemnation proceeds paid for claims relating to all or any portion of the Collateral in any manner. Subordinated Creditor agrees, upon request by Senior Lender, to assign to Senior Lender any and all insurance proceeds and condemnation awards payable to Subordinated Creditor for claims relating to all or any portion of the Collateral. Subordinated Creditor hereby appoints Senior Lender as Subordinated Creditor's attorney-in-fact to settle all insurance and/or condemnation claims relating to all or any portion of the Collateral and to receive all payments and endorse all checks with respect to such claims to the full extent of the Senior Indebtedness. Subordinated Creditor shall have no right to possession of any portion of the Collateral or to foreclose upon any portion of the Collateral, whether by judicial action or otherwise, unless and until all of the Senior Indebtedness shall have been indefeasibly paid in full, in cash.

3.   **Agreement to Hold in Trust.** If any holder of Subordinated Indebtedness shall receive any payment on account of the Subordinated Indebtedness or property of any Loan Party in violation of this Agreement, it shall hold such payment or property, as applicable, in trust for the benefit of Senior Lender and, promptly upon discovery or notice of such violation, pay or deliver it over to Senior Lender for application in payment of the Senior Indebtedness or to hold as Collateral for the Senior Indebtedness, as applicable.

4.   **Amendments to Subordinated Promissory Note/Additional Liens on Collateral.** Subordinated Creditor covenants and agrees that, unless Senior Lender otherwise consents thereto in writing, (a) Subordinated Creditor will not amend or modify any provision of the Subordinated Promissory Note and (b) to the extent any liens or security interests are created on or in all or any portion of the Collateral (by operation of law or otherwise) securing the Subordinated Indebtedness, all such liens and security interests shall be fully subordinated and junior to the liens on and security interests in the Collateral in favor of Senior Lender.

5.   **Evidences of Subordinated Indebtedness/Legend.** Subordinated Creditor, for itself and its successors and assigns as holders of Subordinated Indebtedness, covenants to cause each agreement and instrument representing or evidencing any of the Subordinated Indebtedness issued or executed by any Loan Party and held by Subordinated Creditor to have affixed upon it a legend which reads substantially as follows:

> "THIS INSTRUMENT IS SUBJECT TO A SUBORDINATION AGREEMENT DATED AS OF OCTOBER 1, 2012, BETWEEN **GENERAL FINANCE CORPORATION**, AND **WELLS FARGO BANK, NATIONAL ASSOCIATION**. BY ITS ACCEPTANCE OF THIS INSTRUMENT, THE HOLDER HEREOF AGREES TO BE BOUND BY THE PROVISIONS OF SUCH SUBORDINATION AGREEMENT TO THE SAME EXTENT THAT SUBORDINATED CREDITOR (AS DEFINED THEREIN) IS BOUND."

6.   **Limit on Right of Action.** Subordinated Creditor, for itself and its successors and assigns, agrees for the benefit of the holders of the Senior Indebtedness that, subject to **Section 2.7** above, so long as the Senior Indebtedness remains outstanding or committed to be advanced, Subordinated Creditor will not, directly or indirectly, take any action to accelerate or demand payment of the Subordinated Indebtedness by any Loan Party, to collect or receive any direct or indirect payment or distribution of assets of any kind or character, whether in cash, properties or securities, by setoff or otherwise, on or with respect to the Subordinated Indebtedness, to exercise any of its remedies in respect of the Subordinated Indebtedness, to initiate or join with any other creditor in initiating any Insolvency Proceeding of, or litigation against, any Loan Party, or to foreclose or otherwise realize on any security given by any Loan Party or any other person to secure the Subordinated Indebtedness prior to the indefeasible payment in full in cash of the Senior Indebtedness. The foregoing provisions of this **Section**

6 are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand and the holders of the Subordinated Indebtedness on the other and shall not otherwise limit or affect any rights which the holders of the Subordinated Indebtedness may have against any Loan Party under the terms of the agreements evidencing the Subordinated Indebtedness.

7. **Marshaling**. Subordinated Creditor, for itself and its successors and assigns, hereby expressly waives any right that it otherwise might have to require the holders of Senior Indebtedness to marshal any of the property of any Loan Party, to resort to Collateral in any particular order or manner, whether provided for by common law or statute, or to enforce any guaranty or any Lien given by any Loan Party as a condition precedent or concurrent to the exercise of any of their remedies.

8. **Additional Rights of Senior Lender.** If Subordinated Creditor, in violation of this Agreement, shall commence, prosecute or participate in any suit, action or proceeding against any Loan Party, such Loan Party may interpose as a defense or plea the making of this Agreement and Senior Lender may intervene and interpose such defense or plea in Senior Lender's name or in the name of such Loan Party. If Subordinated Creditor, in violation of this Agreement, shall attempt to enforce any security agreement, real estate mortgage, deed of trust, guaranty or any lien instrument or other encumbrance, Senior Lender may by virtue of this Agreement restrain the enforcement thereof in Senior Lender's name or in the name of any applicable Loan Party. If Subordinated Creditor obtains any assets of any Loan Party as a result of any administrative, legal or equitable action, or otherwise, Subordinated Creditor agrees forthwith to pay, deliver and assign to Senior Lender any such assets for application to the Senior Indebtedness.

9. **Subsequent Changes.** Subordinated Creditor expressly agrees that Senior Lender may, in its sole and absolute discretion, without notice to or further assent of Subordinated Creditor or any holder of Subordinated Indebtedness and without in any way releasing, affecting or impairing the obligations and liabilities of Subordinated Creditor or such holder hereunder: (i) waive compliance with, or any default under, or grant any other indulgences with respect to, the Loan Documents (including, without limitation, any waiver of a condition to an Advance); (ii) modify, amend or change any provisions of the Loan Documents (including, without limitation, any changes to the interest rates, payment schedules or maximum amount of the Senior Indebtedness); (iii) grant extensions or renewals of or with respect to the Loan Documents, and/or effect any release, compromise or settlement in connection therewith; (iv) agree to the substitution, exchange, release or other disposition of any Loan Party, any other guarantor or other obligor of the Senior Indebtedness or of all or any part of the collateral securing the Senior Indebtedness (whether or not anything or any amount is received in return therefor); (v) make advances for the purpose of performing any term or covenant contained in the Loan Documents, with respect to which any Loan Party shall be in default; (vi) assign or otherwise transfer the Loan Documents, including, without limitation, this Agreement, or any interest therein; and (vii) deal in all respects with each Loan Party, the Senior Indebtedness or any Collateral or guaranty securing the Senior Indebtedness as if this Agreement were not in effect. The obligations of each Loan Party and Subordinated Creditor under this Agreement shall be absolute and unconditional, irrespective of the genuineness, validity, regularity, enforceability or priority of the Loan Documents or any other circumstances which might otherwise constitute a legal or equitable discharge of a surety or guarantor. No exercise or nonexercise by Senior Lender of any right given to it hereunder or under the Loan Documents, and no change, impairment or suspension of any right or remedy of Senior Lender, shall in any way affect any of Subordinated Creditor's obligations hereunder or give Subordinated Creditor any recourse against Senior Lender. No right of any current or future holder of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of any Loan Party, by any act or failure to act by any such holder, by any act or failure to act by any other holder of the Senior Indebtedness, or by any noncompliance by any Loan Party with the terms

hereof, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

10. **Waivers.** Subordinated Creditor hereby expressly waives: (i) notice of acceptance of this Agreement; (ii) notice of any default hereunder or under the Loan Documents and of all indulgences; (iii) demand for observance or performance of, or enforcement of, any terms or provisions of this Agreement or the Loan Documents; (iv) notice of extensions of credit by Senior Lender to any Loan Party and of any change in the rate at which interest accrues under the Loan Documents; (v) all other notices and demands otherwise required by law which such Subordinated Creditor may lawfully waive; (vi) the right to assert in any action or proceeding hereupon any setoff, counterclaim or other claim which it may have against Senior Lender; (vii) all rights of subrogation, reimbursement or contribution against any Loan Party which might otherwise arise by reason of such Subordinated Creditor's execution or performance of this Agreement until the indefeasible payment in full in cash of the Senior Indebtedness; (viii) all rights (statutory or otherwise) that require Senior Lender to make an election of remedies where Senior Lender holds security interests and liens on both the real and personal property of any Loan Party or any other obligor on the Senior Indebtedness or to take recourse first or solely against any particular Collateral securing the Credit Agreement or the other Loan Documents; (ix) all rights (statutory or otherwise) that restrict, affect or impair the rights or remedies of Senior Lender to collect any deficiency after the application to the Secured Indebtedness of any proceeds arising from the foreclosure of the Loan Documents; (x) any defense based on the adequacy of a remedy at law which might be asserted as a bar to the remedy of specific performance of this Agreement in any action brought therefor by any party hereto, and (xi) so long as this Agreement remains in effect, the benefit of all other principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof.

11. **Indulgences Not Waivers.** Neither the failure nor any delay on the part of Senior Lender to exercise any right, remedy, power or privilege hereunder shall operate as a waiver thereof or give rise to an estoppel, nor be construed as an agreement to modify the terms of this Agreement, nor shall any single or partial exercise of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver by a party hereunder shall be effective unless it is in writing and signed by the party making such waiver, and then only to the extent specifically stated in such writing.

12. **Covenant Not to Challenge**. As between Subordinated Creditor, on the one hand, and Senior Lender, on the other hand, to the fullest extent permitted by law, neither Senior Lender nor Subordinated Creditor shall initiate in any proceeding a challenge to the validity or enforceability of the documents and instruments evidencing or securing the Senior Indebtedness or the Subordinated Indebtedness, as applicable.

13. **Independent Credit Investigations**. Subordinated Creditor, Senior Lender, and their respective directors, officers, agents, or employees, shall not be responsible to the other for any Loan Party's solvency, creditworthiness, financial condition, or ability to repay any of their claims or for the accuracy of any recitals, statements, representations, or warranties of such Loan Party, oral or written, or for the validity, sufficiency, enforceability, or perfection of their claims or their respective loan documents, or any security interests or liens granted by such Loan Party to any claimant in connection therewith. Each claimant has entered into its respective financing agreements with the applicable Loan Party based upon its own independent investigation, and makes no warranty or representation to the other claimant, nor does he or it rely upon any representation of the other claimant with respect to matters identified or referred to in this paragraph.

14. **Effect of Bankruptcy/Additional Financing**. This Agreement is intended to be enforceable as a subordination agreement under Bankruptcy Code section 510 notwithstanding the

commencement of any bankruptcy or other Insolvency Proceeding by or against any Loan Party and, to the full extent permitted by law, shall apply with full force and effect to any indebtedness arising pursuant to debtor-in-possession financing arrangements or pursuant to financing arrangements entered into in connection with the confirmation of a plan of reorganization under Chapter 11 of the Bankruptcy Code. Subordinated Creditor acknowledges and consents that, to the extent that Senior Lender elects at its option to provide to any Loan Party additional financing upon terms and conditions satisfactory to Senior Lender and such Loan Party, whether prior to, during, or after an Insolvency Proceeding, or at any other time prior to the Senior Indebtedness having been indefeasibly paid in full in cash to Senior Lender, such additional indebtedness (represented by such additional financing), together with any and all interest or fees thereon (collectively, the "<u>Additional Financing</u>"), shall become a part of the Senior Indebtedness, and shall be treated as provided under this Agreement. Further, Subordinated Creditor acknowledges and agrees that Subordinated Creditor shall not object to any terms or conditions of the Additional Financing, whether in the form of debtor-in-possession financing or cash collateral use, as may be agreed to by Senior Lender and any Loan Party, and Subordinated Creditor acknowledges and agrees that Subordinated Creditor shall not be entitled to any adequate protection under the Bankruptcy Code (whether in the form of replacement liens or adequate protection payments) nor shall Subordinated Creditor seek relief from any automatic stay until the Senior Indebtedness is indefeasibly paid in full in cash to Senior Lender.

15.   **Notices.**   All notices, requests, demands and other communications provided for hereunder shall be in writing (including telecopied communication) and mailed or telecopied or delivered to the applicable party at the addresses indicated on <u>Schedule 1</u> attached hereto, or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties complying as to delivery with the terms of this **Section 15**. All such notices, requests, demands and other communication shall be deemed given upon receipt by the party to whom such notice is directed.

16.   **Successors; Continuing Effect, Etc.**   This Agreement is being entered into for the benefit of Senior Lender and the holders of the Senior Indebtedness and the Subordinated Indebtedness, and their respective successors and assigns. This Agreement shall be a continuing agreement and shall be irrevocable and shall remain in full force and effect so long as there are both Senior Indebtedness and Subordinated Indebtedness outstanding or committed to be advanced. The obligations of Subordinated Creditor hereunder shall be reinstated and revived, and the rights of the holders of the Senior Indebtedness shall continue, with respect to any amount at any time paid on account of the Senior Indebtedness which shall thereafter be required to be restored or returned by the holders of the Senior Indebtedness in any Insolvency Proceeding (including, without limitation, any repayment made pursuant to any provision of Chapter 5 of Title 11, United States Code) or otherwise, all as though such amount had not been paid.

17.   **Entire Agreement; Amendment.**   This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof, and no modification or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing signed by Senior Lender and Subordinated Creditor.

18.   Miscellaneous. This Agreement, which may be executed in any number of counterparts, shall take effect as a sealed instrument and shall be governed by and construed in accordance with the laws of the State of Texas applicable to contracts made and performed in said State. The headings in this Agreement are for convenience of reference only and shall not alter or otherwise affect the meaning hereof.

19.   CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL.

(a)   SUBORDINATED CREDITOR AND SENIOR LENDER, TO THE EXTENT THAT EACH MAY LAWFULLY DO SO, HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN DALLAS COUNTY, TEXAS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF ANY OF ITS OBLIGATIONS ARISING HEREUNDER OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREBY, AND EXPRESSLY, KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY, WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS. IN ADDITION, TO THE EXTENT THAT IT MAY LAWFULLY DO SO, EACH LOAN PARTY AND SUBORDINATED CREDITOR CONSENT TO THE SERVICE OF PROCESS BY PERSONAL SERVICE OR U.S. CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO THE PARTIES AT THE ADDRESSES PROVIDED HEREIN. TO THE EXTENT THAT ANY LOAN PARTY OR SUBORDINATED CREDITOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER THROUGH SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OR OTHERWISE) WITH RESPECT TO ITSELF OR ITS PROPERTY, AND SUBORDINATED CREDITOR HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY AND IRREVOCABLY WAIVE SUCH IMMUNITY IN RESPECT OF THEIR OBLIGATIONS UNDER THIS AGREEMENT TO THE MAXIMUM EXTENT PERMITTED BY LAW.

(b)   WAIVER OF JURY TRIAL. SUBORDINATED CREDITOR AND SENIOR LENDER HEREBY VOLUNTARILY, KNOWINGLY, INTENTIONALLY AND IRREVOCABLY WAIVE TRIAL BY JURY IN RESPECT OF ANY ACTION BROUGHT ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY, INCLUDING, WITHOUT LIMITATION, ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS OR ACTIONS OF SENIOR LENDER RELATING TO THE ADMINISTRATION OF THE FINANCING UNDER THE LOAN DOCUMENTS OR THE ENFORCEMENT OF THE LOAN DOCUMENTS, AND AGREE THAT NONE OF THE PARTIES WILL SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EXCEPT AS PROHIBITED BY LAW, SUBORDINATED CREDITOR HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. SUBORDINATED CREDITOR CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF SENIOR LENDER HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SENIOR LENDER WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER. THIS WAIVER

CONSTITUTES A MATERIAL INDUCEMENT FOR SENIOR LENDER TO MAKE THE LOANS.

20.   **No Third Party Beneficiaries**. This Agreement is solely for the benefit of Senior Lender and the other holders of Senior Indebtedness, Subordinated Creditor, and their respective successors and assigns, and none of the Loan Parties, nor any other Person, is intended to be a third party beneficiary hereunder or to have any right, benefit, priority or interest under, or because of the existence of, or to have any right to enforce, this Agreement. Senior Lender and Subordinated Creditor shall have the right to modify or terminate this Agreement at any time without notice to or approval of any Loan Party or any other Person. Nothing in this Agreement is intended to or shall impair, as between any Loan Party and Subordinated Creditor, the obligation of such Loan Party, which is absolute and unconditional, to pay the Subordinated Indebtedness as and when the same shall become due and payable in accordance with its terms, or affect the relative rights of Subordinated Creditor and creditors of any Loan Party other than Senior Lender and the other holders of Senior Indebtedness.

21.   **Inconsistent or Conflicting Provisions**. In the event a provision of the documents evidencing or governing the Senior Indebtedness or the Subordinated Indebtedness is inconsistent or conflicts with the provisions of this Agreement, the provisions of this Agreement shall govern and prevail.

22.   **Counterparts.** This Agreement may be executed and delivered in counterparts, including facsimile counterpart signatures or as attachments to electronic mail (to be followed in due course by delivery of original signature counterparts), shall be effective when each party has delivered its counterpart signature, and all counterparts taken together shall be deemed a single original agreement.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal as of the day and year first written above.

SENIOR LENDER:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ James Campbell
Name: James Campbell
Title: Authorized Signatory

SUBORDINATED CREDITOR:

GENERAL FINANCE CORPORATION

By: /s/ Charles E. Barrantes
Name: Charles E. Barrantes
Title: Executive Vice President and
Chief Financial Officer

ACKNOWLEDGED AND ACCEPTED AND AGREED TO BY LOAN PARTIES:

Each Loan Party hereby assents to the foregoing Subordination Agreement (and the terms thereof) and agrees to abide thereby and to keep, observe and perform the several matters and things therein intended to be kept, observed and performed by it, and specifically agrees not to make or permit to be made any payments or transfer or deliver any property contrary to the intention and terms of such Subordination Agreement.

Executed as of the ___ day of _____, 2012.


LOAN PARTIES:

GENERAL FINANCE CORPORATION

By: /s/ Charles E. Barrantes
Name: Charles E. Barrantes
Title: Executive Vice President and
        Chief Financial Officer

GFN MANUFACTURING CORPORATION

By: /s/ Christopher A. Wilson
Name: Christopher A. Wilson
Title: Secretary

SOUTHERN FRAC, LLC

By: /s/ Ronald F. Valenta
Name: Ronald F. Valenta
Title: President


STATE OF _____)
_____) ss.
COUNTY OF _____)

The foregoing instrument was acknowledged before me this _____ day of _____, 2012, by _____, the Authorized Signatory of **WELLS FARGO BANK, NATIONAL ASSOCIATION**, a national banking association, on behalf of said national association.

_____

_____
Notary Public

STATE OF _____)
_____) ss.
COUNTY OF _____)

The foregoing instrument was acknowledged before me this _____ day of _____, 2012, by _____, the _____ of **GENERAL FINANCE CORPORATION**, a Delaware corporation, on behalf of said corporation.

_____

_____
Notary Public

STATE OF _____)
_____) ss.
COUNTY OF _____)

The foregoing instrument was acknowledged before me this _____ day of _____, 2012, by _____, the _____ of **GFN MANUFACTURING CORPORATION**, a Delaware corporation, on behalf of said corporation.

_____

_____
Notary Public

STATE OF _____)
_____) ss.
COUNTY OF _____)

The foregoing instrument was acknowledged before me this _____ day of _____, 2012, by _____, the _____ of **SOUTHERN FRAC, LLC**, a Texas limited liability company, on behalf of said company.

_____

_____
Notary Public

[SIGNATURE PAGE TO SUBORDINATION AGREEMENT (GFN MFG)]

ACKNOWLEDGMENT

State of California
County of _____Los Angeles_____)

On __October 1, 2012_____ before me, __A. Martinez, Notary Public_____
                                                  (insert name and title of the officer)

personally appeared ____James Campbell_____ ,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature   /s/ A. Martinez   **(Seal)**

ACKNOWLEDGMENT

State of California
County of _____Los Angeles_____)

On _____September 27, 2012_____ before me, ___Paul D. Wilkins, Notary Public_____
                                              (insert name and title of the officer)

personally appeared ____Charles E. Barrantes, Christopher A. Wilson and Ronald F. Valenta_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

Signature   /s/ Paul D. Wilkins   **(Seal)**

SCHEDULE 1

Notice Addresses

If to Senior Lender:

    WELLS FARGO BANK, NATIONAL ASSOCIATION
    14241 Dallas Parkway, Suite 900
    Dallas, Texas 75254
    Attn: Ron Zeiber
    Fax No. 866.886.1998

with a copy (which shall not constitute notice) to:

    K&L GATES LLP
    301 Commerce Street, Suite 300
    Fort Worth, Texas 76102
    Attn: John O. Sutton, Jr.
    Fax No. 817.347.5299

If to Subordinated Creditor:

    GENERAL FINANCE CORPORATION
    39 East Union Street
    Pasadena, California 91103
    Attn: Christopher Wilson
    Fax No. 627.795.8090